

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2014

Via E-mail
Mr. David Morgan
Chief Financial Officer
Cirque Energy, Inc.
645 Griswold, Suite 3274
Detroit, Michigan 48226

> **Re:** **Cirque Energy, Inc.**
> **Item 4.02 Form 8-K/A**
> **Filed November 26, 2014**
> **File No. 0-52438**

Dear Mr. Morgan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Please file an amendment to your Item 4.02 Form 8-K in its entirety to reflect the following comments. Please include a separate letter of correspondence that addresses each of our comments.

1.   Refer to the last paragraph where you disclose that both the restated financial statements for the period ended December 31, 2012 and any interim financial statements that the Company determines must be restated will be included in the December 31, 2013 Annual Report on Form 10-K, to be filed as soon as practicable. We further note that you have disclosed that along with the December 31, 2012 annual financial statements, the March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013, June 30, 2013 and September 30, 2013 financial statements included in those respective interim quarterly filings will need to be restated and are thus no longer to be relied upon. Please revise

your disclosures accordingly to indicate that these interim financial statements will be restated.

2.   In addition, please note that separate annual and quarterly restated financial statements are required to be filed in amendments to each of the December 31, 2012 Annual Report on Form 10-K, and March 31, 2013, June 30, 2013 and September 30, 2013 Quarterly Reports on Forms 10-Q. The individual 2013 Forms 10-Q should include the respective comparative 2012 restated quarterly financial statements. To the extent your intentions instead are to include all of the restated financial statements in the December 31, 2013 Form 10-K, a separate written letter by you to our Division of Corporation Finance, Office of Chief Accountant, is required to request the staff accept this presentation instead of filing separate amended reports. Please advise or revise your disclosure to indicate that separate amended filings will be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding the above matters, or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant